Exhibit 4.24

DESCRIPTION OF SECURITIES

As of the date of the filing of the Annual Report on Form 10-K for fiscal year ended February 28, 2023 (the “Annual Report”), Saratoga Investment Corp (“we,” “our,” “us,” or the “Company”) has five classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) its common stock, par value $0.001 per share (“common stock”); (ii) its 6.00% notes due 2027 (the “6.00% 2027 Notes”); (iii) its 8.00% notes due 2027 (the “8.00% 2027 Notes”); (iv) its 8.125% notes due 2027 (the “8.125% 2027 Notes); and (v) its 8.50% notes due 2028 (the “8.50% 2028 Notes,” and together with the 6.00% 2027 Notes, the 8.00% 2027 Notes, and the 8.125% 2027 Notes, the “Notes”).

The following descriptions of the Company’s common stock and the Notes are as of the date of the filing of the Annual Report and based on, as applicable, the relevant portions of the Maryland General Corporation Law (“MGCL”), the Company’s articles of amendment, as amended (“charter”), our third amended and restated bylaws (“bylaws”), a base indenture, dated as of May 10, 2013 (the “Base Indenture”), by and between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (the “Trustee”), as supplemented by the Tenth Supplemental Indenture (the “Tenth Supplemental Indenture”) with respect to the 6.00% 2027 Notes, Twelfth Supplemental Indenture (the “Twelfth Supplemental Indenture”)with respect to the 8.00% 2027 Notes, the Thirteenth Supplemental Indenture (the “Thirteenth Supplemental Indenture”) with respect to the 8.125% 2027 Notes, and the Fifteenth Supplemental Indenture with respect to the 8.50% 2028 Notes (the “Fifteenth Supplemental Indenture,” and together with the Base Indenture, the Twelfth Supplemental Indenture and the Thirteenth Supplemental Indenture, the “Indenture”). As used herein, the term “Indenture” will refer to the Base Indenture and the respective supplemental indenture governing the respective Note. This summary is a description of the material terms of, and is qualified in its entirety by, the charter, the bylaws and the Indenture, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K. As a result, this summary may not contain all of the information that is important to you. We refer you to the MGCL, the charter, the bylaws, and the respective Indenture for a more detailed description of the provisions summarized below.

A.	Common Stock, $0.001 par value per share

The authorized stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share. Our common stock trades under the symbol “SAR” on the New York Stock Exchange (the “NYSE”). There are no outstanding options or warrants to purchase our common stock. No shares of common stock have been authorized for issuance under any equity compensation plans. Under MGCL, our stockholders generally are not personally liable for our debts or obligations.

Under our governing documents, our board of directors is authorized to create new classes or series of shares of stock and to authorize the issuance of shares of stock without obtaining stockholder approval. Our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Each share of our common stock has equal rights as to earnings, assets, dividends and voting and all of our outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights. In the event of our liquidation, dissolution or winding up, each share of common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of shares of our preferred stock, if any are outstanding at such time. Each share of our common stock entitles its holder to cast one vote on all matters submitted to a vote of stockholders, including the election and removal of directors.

Provisions of Our Governing Documents and the Maryland General Corporation Law

Our governing documents and the MGCL contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. Directors of each class are elected to serve for three-year terms and until their successors are duly elected and qualify, and each year one class of directors is elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our governing documents provide that the number of directors will be set only by our board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than three nor more than eleven. Our charter provides that, except as may be provided by the board of directors in setting the terms of any class or series of shares of stock, so long as we have a class of securities registered under the Exchange Act and at least three independent directors, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Investment Company Act of 1940, as amended (the “1940 Act”). If there are no directors then in office, vacancies may be filled by stockholders at a special meeting called for such purpose. Our charter provides that a director may be removed only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a plurality of the votes cast at a meeting of our stockholders duly called and at which a quorum is present will be required to elect each director. Pursuant to our charter and bylaws, our board of directors may amend the bylaws to alter the vote required to elect directors.

Action by Stockholders

All of our outstanding shares of common stock will generally be able to vote on any matter that is a proper subject for action by the stockholders of a Maryland corporation, including in respect of the election or removal of directors as well as other extraordinary matters. Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or by written or electronically-transmitted unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our governing documents regarding the calling of a stockholder-requested special meeting of stockholder discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors, (3) by any stockholder who is a stockholder of record both at the time of giving notice by the stockholder and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors, (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving notice by the stockholder and at the time of the special meeting and who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws or (4) by a stockholder who is entitled to vote at the meeting in circumstances in which a special meeting of stockholders is called for the purpose of electing directors when no directors remain in office.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of our stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting, except that, if no directors remain in office, a special meeting of our stockholders shall be called to elect directors by the secretary upon the written request of holders entitled to cast at least 10% of the votes entitled to be cast generally in the election of directors.

Amendment of Governing Documents

Under Maryland law, a Maryland corporation generally cannot dissolve or amend its charter unless the corporation’s board of directors declares the dissolution or amendment to be advisable and the dissolution or amendment is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of amendments to our charter by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. However, our charter also provides that certain charter amendments and proposals for our liquidation, dissolution or conversion, whether by merger or otherwise, from a closed-end company to an open-end company require the approval of the stockholders entitled to cast at least two-thirds percent of the votes entitled to be cast on such matter. If such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are, as defined in our charter, our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors.

Our governing documents provide that the board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless the corporation’s board of directors declares action or transaction to be advisable and the action or transaction is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Except for a merger that would result in our conversion to an open-end company, which requires the approval described above, our charter provides that we may merge, sell all or substantially all of our assets, engage in a consolidation or share exchange or engage in similar transactions, if such transaction is declared advisable by our board of directors and approved by a majority of all of the votes entitled to be cast on the matter.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the MGCL, our governing documents provide that our stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that such rights will apply with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholder meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act, which will prohibit any such repurchase other than in limited circumstances. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our common stock. Such provision could also be amended or eliminated at any time in the future. The Securities and Exchange Commission (the “SEC”) staff previously took the position that, if a business development company (“BDC”) failed to opt-out of the Control Share Acquisition Act, its actions would be inconsistent with Section 18(i) of the 1940 Act. However, the SEC recently withdrew its previous position, and stated that it would not recommend enforcement action against a closed-end fund, including a BDC, that opts in to being subject to the Control Share Acquisition Act if the closed-end fund acts with reasonable care on a basis consistent with other applicable duties and laws and the duty to the company and its shareholders generally. As such, we may amend our bylaws, but will do so only if our board of directors determines that it would be in our best interests and if such amendment can be accomplished in compliance with applicable laws, regulations and SEC guidance.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

●	any person who beneficially owns 10% or more of the voting power of the corporation’s stock; or

●	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

●	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting from the provisions of the Maryland Business Combination Act any business combination between us and any other person. If our board of directors adopts resolutions causing us to be subject to the provisions of the Business Combination Act, these provisions may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act or the Business Combination Act (if we amend our bylaws to be subject to such Acts), or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

B.	Debt Securities

Unless otherwise specifically stated, the summary below relates to each of the 6.00% 2027 Notes, the 8.00% 2027 Notes, the 8.125% 2027 Notes and the 8.50% 2028 Notes, and therefore, references to the “Notes” below refer to each of the 6.00% 2027 Notes, the 8.00% 2027 Notes, the 8.125% 2027 Notes and the 8.50% 2028 Notes.

The 6.00% 2027 Notes

On April 27, 2022, the Company issued $87.5 million in aggregate principal amount of the 6.00% 2027 Notes for net proceeds of $84.8 million, based on a public offering price of 100% of par, after deducting underwriting commissions of approximately $2.7 million. Offering costs incurred were approximately $0.1 million. On May 10, 2022, the underwriters partially exercised their option to purchase an additional $10.0 million in aggregate principal amount of the 6.00% 2027 Notes. Net proceeds to the Company were $9.7 million after deducting underwriting commissions of approximately $0.3 million. Interest on the 6.00% 2027 Notes is paid quarterly in arrears on February 28, May 31, August 31 and November 30, at a rate of 6.00% per year. The 6.00% 2027 Notes mature on April 30, 2027 and commencing April 27, 2024, may be redeemed in whole or in part at any time or from time to time at our option. The net proceeds from the offering were used for general corporate purposes in accordance with our investment objective and strategies. Financing costs of $3.5 million related to the 6.00% 2027 Notes have been capitalized and are being amortized over the term of the 6.00% 2027 Notes. The 6.00% 2027 Notes are listed on the NYSE under the trading symbol “SAT” with a par value of $25.00 per note.

On August 15, 2022, the Company issued an additional $8.0 million in aggregate principal amount of the 6.00% 2027 Notes (the “Additional 6.00% 2027 Notes”) for net proceeds of $7.8 million, based on the public offering price of 97.80% of the aggregate principal amount of the 6.00% 2027 Notes. The Additional 6.00% 2027 Notes are treated as a single series with the existing 6.00% 2027 Notes under the indenture and had the same terms as the existing 6.00% 2027 Notes. The net proceeds from the offering were used for general corporate purposes in accordance with our investment objective and strategies. Additional offering costs incurred were approximately $0.03 million. Additional financing costs of $0.03 million related to the 6.00% 2027 Notes have been capitalized and are being amortized over the term of the 6.00% 2027 Notes.

The 6.00% 2027 Notes were issued under the Base Indenture, as supplemented by the Tenth Supplemental Indenture.

The 8.00% 2027 Notes

On October 27, 2022, the Company issued $40.0 million in aggregate principal amount of the 8.00% 2027 Notes for net proceeds of $38.7 million, based on a public offering price of 100% of par, after deducting underwriting commissions of approximately $1.3 million. Offering costs incurred were approximately $0.1 million. On November 10, 2022, the underwriters partially exercised their option to purchase an additional $6.0 million in aggregate principal amount of the 8.00% 2027 Notes. Net proceeds to the Company were $5.8 million after deducting underwriting commissions of approximately $0.2 million. Interest on the 8.00% 2027 Notes is paid quarterly in arrears on February 28, May 31, August 31 and November 30, at a rate of 8.00% per year. The 8.00% 2027 Notes mature on October 31, 2027 and commencing October 27, 2024, may be redeemed in whole or in part at any time or from time to time at our option. The net proceeds from the offering were used for general corporate purposes in accordance with our investment objective and strategies. Financing costs of $1.3 million related to the 8.00% 2027 Notes have been capitalized and are being amortized over the term of the 8.00% 2027 Notes. The 8.00% 2027 Notes are listed on the NYSE under the trading symbol “SAJ” with a par value of $25.00 per note.

The 8.00% 2027 Notes were issued under the Base Indenture, as supplemented by the Twelfth Supplemental Indenture.

The 8.125% 2027 Notes

On December 13, 2022, the Company issued $52.5 million in aggregate principal amount of the 8.125% 2027 Notes for net proceeds of $50.9 million, based on a public offering price of 100% of par, after deducting underwriting commissions of approximately $1.6 million. Offering costs incurred were approximately $0.1 million. On December 21, 2022, the underwriters fully exercised their option to purchase an additional $7.875 million in aggregate principal amount of the 8.125% 2027 Notes. Net proceeds to the Company were $7.6 million after deducting underwriting commissions of approximately $0.2 million. Interest on the 8.125% 2027 Notes is paid quarterly in arrears on February 28, May 31, August 31 and November 30, at a rate of 8.125% per year. The 8.125% 2027 Notes mature on December 31, 2027 and commencing December 13, 2024, may be redeemed in whole or in part at any time or from time to time at our option. The net proceeds from this offering were used to make investments in middle-market companies (including investments made through our small business investment company subsidiaries) in accordance with our investment objective and strategies and for general corporate purposes. Financing costs of $1.6 million related to the 8.125% 2027 Notes have been capitalized and are being amortized over the term of the 8.125% 2027 Notes. The 8.125% 2027 Notes are listed on the NYSE under the trading symbol “SAY” with a par value of $25.00 per note.

The 8.125% 2027 Notes were issued under the Base Indenture, as supplemented by the Thirteenth Supplemental Indenture.

The 8.50% 2028 Notes

On April 14, 2023, we issued $50.0 million in aggregate principal amount of the 8.50% 2028 Notes for net proceeds of $48.2 million, based on a public offering price of 100% of par, after deducting underwriting discounts and commissions of approximately $1.6 million and estimated offering expenses of approximately $0.2 million. On April 26, 2023, the underwriters fully exercised their option to purchase an additional $7.5 million in aggregate principal amount of the 8.50% 2028 Notes. Net proceeds to the Company were $7.3 million after deducting underwriting commissions of approximately $0.2 million. Interest on the 8.50% 2028 Notes will be paid quarterly in arrears on February 28, May 31, August 31 and November 30, at a rate of 8.50% per year, beginning May 31, 2023. The 8.50% 2028 Notes mature on April 15, 2028 and commencing April 14, 2025, may be redeemed in whole or in part at any time or from time to time at our option. We intend to use the net proceeds of the offering to repay a portion of outstanding indebtedness under the senior secured revolving credit facility with Encina Lender Finance, LLC (the “Encina Credit Facility”), make investments in middle-market companies in accordance with our investment objective and strategies (including investments made through Saratoga Investment Corp. SBIC III LP) and for general corporate purposes. The 8.50% 2028 Notes are listed on the NYSE under the trading symbol “SAZ” with a par value of $25.00 per share.

The 8.50% 2028 Notes were issued under the Base Indenture, as supplemented by the Fifteenth Supplemental Indenture.

General

For purposes of this description, any reference to the payment of principal of, or premium or interest, if any, on the Notes will include additional amounts if required by the terms of such Notes.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us with respect to our debt securities.

The Indenture provides that any debt securities may be issued under the Indenture in one or more series. The Indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the Indenture, when a single trustee is acting for all debt securities issued under the Indenture, are called the “indenture securities.” The Indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” below. At a time when two or more trustees are acting under the Indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the Indenture, the powers and trust obligations of each trustee will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the Indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Optional Redemption

The Notes may be redeemed in whole or in part at any time or from time to time at our option on the applicable redemption date (as set forth above) upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes. Any exercise of our option to redeem the Notes will be done in compliance with the Indenture, the terms of the Encina Credit Facility, and the 1940 Act, to the extent applicable.

If we redeem only some of the Notes, the Trustee or, with respect to global securities, DTC will determine the method for selection of the particular Notes to be redeemed, in accordance with the Indenture and the 1940 Act, to the extent applicable, and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Ranking of Notes

The Notes will be our direct unsecured obligations and will rank:

●	pari passu with, which means equal to, all outstanding and future unsecured unsubordinated indebtedness;

●	senior to any of our future indebtedness that expressly provides it is subordinated to the Notes;

●	effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

●	structurally subordinated to all existing and future indebtedness and other obligations of any of the Company’s subsidiaries and financing vehicles since the Notes are obligations exclusively of Saratoga Investment Corp. and not of any of our subsidiaries. Structural subordination means that creditors of a parent entity are subordinate to creditors of a subsidiary entity with respect to the subsidiary’s assets.

Denominations

The Notes were issued in denominations of $25 and integral multiples of $25 in excess thereof.

Sinking Fund

The Notes will not be subject to any sinking fund (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity). As a result, our ability to repay the Notes at maturity will depend on our financial condition on the date that we are required to repay the Notes.

Book-Entry Holders

The Notes were issued as registered securities in book-entry form only. We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the Indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Global Securities

As noted above, the Notes will be issued in book-entry form and represented by a global security that we deposit with and register in the name of The Depository Trust Company, New York, New York, known as DTC, or its nominee. A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all the Notes represented by a global security, and investors will be permitted to own only beneficial interests in a global security.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders.

Payment and Paying Agents

We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Note on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on the Notes so long as they are represented by a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the Indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the Indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Events of Default

You will have rights if an Event of Default occurs in respect of the Notes and the Event of Default is not cured, as described later in this subsection.

The term “Event of Default” in respect of the Notes means any of the following:

●	we do not pay the principal of (or premium, if any, on) any Note when due;

●	we do not pay interest on any Note when due, and such default is not cured within 30 days;

●	we remain in breach of a covenant in respect of the Notes for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the Notes);

●	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days; or

●	the Notes have an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months, after giving effect to any exemptive relief granted to us by the SEC.

An Event of Default for the Notes may, but does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal or interest, if it in good faith considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes if (1) we have deposited with the Trustee all amounts due and owing with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee protection from expenses and liability reasonably satisfactory to it (called an “indemnity”). If indemnity reasonably satisfactory to it is provided, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

●	you must give the Trustee written notice that an Event of Default has occurred and remains uncured;

●	the holders of at least 25% in principal amount of all the Notes must make a written request that the Trustee take action because of the default and must offer reasonable indemnity, security, or both reasonably satisfactory to it against the costs, expenses and other liabilities of taking that action;

●	the Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/or security; and

●	the holders of a majority in principal amount of the Notes must not have given the Trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Notes, or else specifying any default.

Waiver of Default

The holders of a majority in principal amount of the Notes may waive any past defaults other than:

●	the payment of principal or interest; or

●	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the Indenture, we are generally permitted to consolidate or merge with another corporation. We are also permitted to sell all or substantially all of our assets to another corporation. However, we may not take any of these actions unless all the following conditions are met:

●	where we merge out of existence or sell substantially all our assets, the resulting corporation or transferee must agree to be legally responsible for our obligations under the Notes;

●	the merger or sale of assets must not cause a default on the Notes and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded; and

●	we must deliver certain certificates and documents to the Trustee.

Modification or Waiver

There are three types of changes we can make to the Indenture and the Notes issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your Notes without your specific approval. The following is a list of those types of changes:

●	change the stated maturity of the principal of or interest on the Notes;

●	reduce any amounts due on the Notes;

●	reduce the amount of principal payable upon acceleration of the maturity of a Note following a default;

●	change the place or currency of payment on a Note;

●	impair your right to sue for payment;

●	reduce the percentage of holders of Notes whose consent is needed to modify or amend the Indenture; and

●	reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the Indenture and the Notes would require the following approval:

●	if the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes; and

●	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to the Notes:

The Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. The Notes will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the Indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of the Notes, that vote or action may be taken only by persons who are holders of the Notes on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the Indenture or the Notes or request a waiver.

Defeasance

The following defeasance provisions will be applicable to the Notes. “Defeasance” means that, by depositing with a Trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from the restrictive covenants under the Indenture relating to the Notes.

Covenant Defeasance

Under current U.S. federal tax law and the Indenture, we can make the deposit described below and be released from some of the restrictive covenants in the Indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your Notes. If we achieve covenant defeasance and your Notes were subordinated, such subordination would not prevent the Trustee under the Indenture from applying the funds available to it from the deposit described in the first bullet to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debtholders. In order to achieve covenant defeasance, we must do the following:

●	Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates;

●	we must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit;

●	we must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;

●	defeasance must not result in a breach or violation of, or result in a default under, the Indenture or any of our other material agreements or instruments; and

●	no default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we accomplish covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

●	Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates;

●	we must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit. Under current U.S. federal tax law the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your Notes and you would recognize gain or loss on the Notes at the time of the deposit;

●	we must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

●	defeasance must not result in a breach or violation of, or constitute a default under, of the Indenture or any of our other material agreements or instruments; and

●	no default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your Notes were subordinated, such subordination would not prevent the Trustee under the Indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such Notes for the benefit of the subordinated debtholders.

Other Covenants

In addition to any other covenants described in this summary, as well as standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment, payment of taxes by the Company and related matters, the following covenants will apply to the Notes:

●	We agree that for the period of time during which the Notes are outstanding, we will not violate Section 18(a)(1)(A) as modified by Section 61(a)(2) of the 1940 Act or any successor provisions, whether or not we continue to be subject to such provisions of the 1940 Act, but giving effect, in either case, to any exemptive relief granted to us by the SEC. Currently, these provisions generally prohibit us from incurring additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowings.

●	We agree that for the period of time during which the Notes are outstanding, we will not declare any dividend (except a dividend payable in our stock), or declare any other distribution, upon a class of our capital stock, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, we have an asset coverage (as defined in the 1940 Act) of at least the threshold specified in Section 18(a)(1)(B) as modified by such provisions of Section 61(a)(2) of the 1940 Act as may be applicable to us from time to time or any successor provisions thereto of the 1940 Act, as such obligation may be amended or superseded, after deducting the amount of such dividend, distribution or purchase price, as the case may be, and in each case giving effect to (i) any exemptive relief granted to us by the SEC, and (ii) any SEC no-action relief granted by the SEC to another BDC (or to us if we determine to seek such similar no-action or other relief) permitting the BDC to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by such provisions of Section 61(a)(2) of the 1940 Act as may be applicable to us from time to time, as such obligation may be amended or superseded, in order to maintain such BDC’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

●	If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable U.S. GAAP.

Credit Rating Maintenance

With respect to the 8.50% 2028 Notes, the Company has agreed to use commercially reasonable efforts to maintain a credit rating on the 8.50% 2028 Notes by a rating organization designated from time to time by the SEC as being nationally recognized whose status has been confirmed by the Securities Valuation Office of the National Association of Insurance Commissioners. Ladenburg Thalmann & Co. Inc., on behalf of the underwriters, at its sole discretion, may waive the requirement to maintain a rating on the 8.50% 2028 Notes at any time.

Form, Exchange and Transfer of Certificated Registered Securities

If registered Notes cease to be issued in book-entry form, they will be issued:

●	only in fully registered certificated form;

●	without interest coupons; and

●	unless we indicate otherwise, in denominations of $25 and amounts that are multiples of $25.

Holders may exchange their certificated securities for Notes of smaller denominations or combined into fewer Notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination is equal to or greater than $25.

Holders may exchange or transfer their certificated securities at the office of the Trustee. We have appointed the Trustee to act as our agent for registering Notes in the names of holders transferring Notes. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the Notes, we may block the transfer or exchange of those Notes selected for redemption during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated Notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Note that will be partially redeemed.

If registered Notes are issued in book-entry form, only the depositary will be entitled to transfer and exchange the Notes as described in this subsection, since it will be the sole holder of the Notes.

Resignation of Trustee

The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the Indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Ranking

The Notes are our direct unsecured obligations and will rank:

●	pari passu with our other outstanding and future unsecured, unsubordinated indebtedness;

●	senior to any of our future indebtedness that expressly provides it is subordinated to the Notes. We currently do not have outstanding debt that is subordinated to the Notes and do not currently intend to issue indebtedness that expressly provides that it is subordinated to the Notes. Therefore, the Notes will not be senior to any indebtedness or obligations;

●	effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we have granted or subsequently grant security), to the extent of the value of the assets securing such indebtedness, including, without limitation, borrowings under our Encina Credit Facility. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes, and any assets of our subsidiaries will not be directly available to satisfy the claims of our creditors, including holders of the Notes; and

●	structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries because the Notes are obligations exclusively of the Company and not of any of our subsidiaries. Structural subordination means that creditors of a parent entity are subordinate to creditors of a subsidiary entity with respect to the subsidiary’s assets. Upon issuance of the Notes, the Notes will be structurally subordinated to the SBA-guaranteed debentures;

The Trustee under the Indenture

U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) serves as the Trustee under the Indenture.